QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to Rule 13d-1(a) and Amendments thereto filed pursuant to Rule 13d-2(a)

(AMENDMENT NO. 2)(1)

PRICE LEGACY CORPORATION (Name of Issuer)
Common Stock, Par Value $0.0001 Per Share (Title of Class of Securities)
74144P106 (CUSIP Number)

GARY B. SABIN
CHIEF EXECUTIVE OFFICER
PRICE LEGACY CORPORATION
17140 BERNARDO CENTER DRIVE, SUITE 300
SAN DIEGO, CALIFORNIA 92128
(858) 675-9400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 12, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐.

(Continued on the following pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74144P106	SCHEDULE 13D

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Gary B. Sabin

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* OO, PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization U. S. Citizen

Number of Shares	(7)	Sole Voting Power 835,040 Shares
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 2,872,230 Shares
Person With
	(9)	Sole Dispositive Power 835,040 Shares

	(10)	Shared Dispositive Power 2,872,230 Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,270 Shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 9.95%(1)

(14)	Type of Reporting Person* IN

(1)
Based on 37,255,748 shares of Price Legacy Common Stock outstanding as of November 8, 2002, as reported in Price Legacy's Quarterly Report on Form 10-Q (File No. 001-16637) filed with the SEC on November 13, 2002, and includes 565,916 shares issuable to Mr. Sabin upon the exercise of outstanding stock options that are exercisable within 60 days of December 12, 2002.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        This Amendment No. 2 to Schedule 13D relating to the common stock, par value $0.0001 per share (the "Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), is being filed on behalf of the undersigned, to amend the Schedule 13D filed with the SEC on September 28, 2001, as amended by Amendment No. 1 thereto filed with the SEC on October 30, 2001.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and restated as follows:

        On September 18, 2001, Price Enterprises, Inc., a Maryland corporation ("Enterprises"), completed a merger with Excel Legacy Corporation, a Delaware corporation ("Legacy"). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated as of March 21, 2001 (the "Merger Agreement"), among Enterprises, PEI Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Enterprises ("Merger Sub"), and Legacy, providing for the merger of Merger Sub with and into Legacy (the "Merger"). Upon completion of the Merger, Legacy became a wholly owned subsidiary of Enterprises and the combined company, Price Legacy, issued an aggregate of approximately 41,029,284 shares of Price Legacy Common Stock to the stockholders of Legacy and assumed Legacy's outstanding options. Pursuant to the Merger Agreement, each share of Legacy common stock, par value $0.01 per share (the "Legacy Common Stock"), was exchanged for 0.6667 of a share of Price Legacy Common Stock.

        In connection with the Merger, Mr. Sabin acquired 2,608,246 shares of Price Legacy Common Stock and options to acquire 28,668 shares of Price Legacy Common Stock in exchange for 3,912,185 shares of Legacy Common Stock and options to acquire 43,000 shares of Legacy Common Stock beneficially owned by him as of the effective date of the Merger.

        On October 4, 2001, Mr. Sabin purchased 500,000 shares of Price Legacy Common Stock for cash in a private transaction at a purchase price of $2.70 per share. The shares were purchased using personal funds of Mr. Sabin for an aggregate consideration of $1,350,000.

        On February 27, 2002, Mr. Sabin purchased 5,800 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $3.02 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $17,531.

        On March 26, 2002, Mr. Sabin purchased 5,000 shares of Price Legacy Common Stock for cash in an open market transaciton at a purchase price of $3.23 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $16,132.

        On May 24, 2002, Mr. Sabin purchased 1,925 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $4.20 per share and 849 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $4.23 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $11,670.

        On September 10, 2002, Mr. Sabin purchased 10,000 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $2.90 per share and 10,000 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $3.00 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $58,981.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and restated as follows:

        See Item 3, which is incoporated by reference herein.

        The shares of Price Legacy Common Stock owned by Mr. Sabin were acquired for investment purposes. Mr. Sabin has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Sabin reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated as follows:

        (a)-(b) Mr. Sabin beneficially owns an aggregate of 3,707,270 shares of Price Legacy Common Stock in the manner described below. Except as otherwise indicated, Mr. Sabin has sole voting and dispositive power over such shares.

    (i)
    78,329 shares of Price Legacy Common Stock are held by Mr. Sabin directly;

    (ii)
    2,861,913 shares of Price Legacy Common Stock are held by a family trust. Mr. Sabin and his wife, Valerie Sabin, are co-trustees of the trust and have shared voting and dispositive power over such shares;

    (iii)
    174,128 shares of Price Legacy Common Stock are held by Sabin Industries, Inc., of which Mr. Sabin is the principal shareholder;

    (iv)
    16,667 shares of Price Legacy Common Stock are held by ECEG Partnership, of which Mr. Sabin is the principal partner;

    (v)
    10,000 shares of Price Legacy Common Stock are held by a trust for Mr. Sabin's children. Mr. and Mrs. Sabin are co-trustees of the trust and have shared voting and dispositive power over such shares;

    (vi)
    276 shares of Price Legacy Common Stock are held by Mr. Sabin as custodian for his daughter;

    (vii)
    41 shares of Price Legacy Common Stock are held by Mrs. Sabin as custodian for their children. Mr. and Mrs. Sabin have shared voting and dispositive power over such shares; and

    (viii)
    options to acquire 565,916 shares of Price Legacy Common Stock are held by Mr. Sabin directly.

        The shares of Price Legacy Common Stock beneficially owned by Mr. Sabin represent approximately 9.95% of the outstanding shares of Price Legacy Common Stock, based on 37,255,748 shares of Price Legacy Common Stock outstanding as of November 8, 2002, as reported in Price Legacy's Quarterly Report on Form 10-Q (File No. 001-16637) filed with the SEC on November 13, 2002.

        Mrs. Sabin is a citizen of the United States, is not presently employed, has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors) and has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c)  On February 27, 2002, Mr. Sabin purchased 5,800 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $3.02 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $17,531.

        On March 26, 2002, Mr. Sabin purchased 5,000 shares of Price Legacy COmmon Stock for cash in an open market transaciton at a purchase price of $3.23 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $16,132.

        On May 24, 2002, Mr. Sabin purchased 1,925 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $4.20 per share and 849 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $4.23 per share. The shares were purchase using personal funds of Mr. Sabin for aggregate consideration of $11,670.

        On September 10, 2002, Mr. Sabin purchased 10,000 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $2.90 per share and 10,000 shares of Price Legacy Common Stock for cash in an open market transaction at a purchase price of $3.00 per share. The shares were purhcased using personal funds of Mr. Sabin for aggregate consideratin of $58,981.

        Since the last Schedule 13D filed by Mr. Sabin on October 30, 2001, Mr. Sabin also became beneficial owner of 537,248 shares of Price Legacy Common Stock through the vesting of options to purchase the common stock granted to Mr. Sabin by Price Legacy.

        (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended and restated as follows:

        In 1998, Excel Legacy Corporation, a predecessor to Price Legacy ("Legacy"), loaned Mr. Sabin, in connection with his purchase of Legacy Common Stock, approximately 50% of the purchase price of the stock (an aggregate amount of approximately $3.6 million). This loan bears interest at the rate of 7.0% per annum and matures in 2003. On September 25, 2000, Mr. Sabin entered into an agreement with Legacy to pledge shares of Legacy Common Stock held by Mr. Sabin as security for the loan. On September 18, 2001, Legacy transferred the debt obligation of Mr. Sabin to Excel Legacy Holdings, Inc., a subsidiary of Legacy. As of December 12, 2002, Mr. Sabin owed Legacy Holdings approximately $4.6 million secured by approximately 1,016,899 shares of Price Legacy Common Stock.

        Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Mr. Sabin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of Price Legacy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Exhibits.

Exhibit 1*	Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.
Exhibit 2*	Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.
Exhibit3**	Agreement dated September 25, 2000 between Gary B. Sabin and Excel Legacy Corporation.

*
Incorporated by reference to Mr. Sabin's Schedule 13D filed with the SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock, as amended by Amendment No. 1 thereto filed with the SEC on March 28, 2001 and Amendment No. 2 thereto filed with the SEC on September 20, 2001.

**
Incorporated by reference to Mr. Sabin's Schedule 13D filed with the SEC on September 28, 2001, as amended by Amendment No. 1 thereto filed with the SEC on October 30, 2001.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2002	/s/ GARY B. SABIN Gary B. Sabin

EXHIBIT INDEX

Exhibit 1*	Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.
Exhibit 2*	Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.
Exhibit3**	Agreement dated September 25, 2000 between Gary B. Sabin and Excel Legacy Corporation.

*
Incorporated by reference to Mr. Sabin's Schedule 13D filed with the SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock, as amended by Amendment No. 1 thereto filed with the SEC on March 28, 2001 and Amendment No. 2 thereto filed with the SEC on September 20, 2001.

**
Incorporated by reference to Mr. Sabin's Schedule 13D filed with the SEC on September 28, 2001, as amended by Amendment No. 1 thereto filed with the SEC on October 30, 2001.

QuickLinks

  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Exhibits.
SIGNATURE
EXHIBIT INDEX